TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
www.troutmansanders.com
TELEPHONE: 212-704-6000
FACSIMILE: 212-704-6288

Joseph Walsh	Direct Dial: 212-704-6030
Joseph.walsh@troutmansanders.com	Fax: 212-704-5919

July 24, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Jeffrey Riedler Assistant Director

Re:	AmTrust Financial Services, Inc. Registration Statement on Form S-1 Filed June 12, 2006 File No. 333-134960

Dear Mr. Riedler:

On behalf of AmTrust Financial Services, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated July 10, 2006, with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed with the Commission on June 12, 2006. Attached hereto as Exhibit A is a clean version of Amendment No. 1 to the Form S-1 (the “Form S-1/A”).

Courtesy copies of this letter and clean and marked versions of the Form S-1/A have been sent to the Commission’s examiners via courier. The marked copy of the Form S-1/A indicates the changes from the Form S-1 as previously filed with the Commission.

All responses provided herein are based solely on information provided by the Company.

For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

FORM S-I

General

1.	Exhibit 4.4 mentions a Purchase/Placement Agreement between the company and FBR. Please file this agreement and any other agreements relating to the February private placement.

RESPONSE: The Purchase/Placement Agreement, dated as of February 2, 2006, by and between the Company and Friedman, Billings, Ramsey & Co., Inc. has been included as part of the Form S-1/A as Exhibit 10.13.

2.
We note there is no public market for your common stock, and you intend to apply for listing on either the NYSE or the Nasdaq National Market. We further note that Item 501 (b)(3) of Regulation S-K requires disclosure of a price or price range.

•
Please include the following disclosure on the prospectus cover page: “The selling shareholders will sell at a price of [price or price range] per share until our shares are quoted on the New York Stock Exchange or the Nasdaq National Market and thereafter at prevailing market prices or privately negotiated prices.”

•	Please disclose in the Summary or in the Plan of Distribution section how you determined the fixed price at which the sellers Will offer the shares prior to listing.

•
Please revise throughout your prospectus, including page 150 in the Plan of Distribution section, so all disclosure is consistent with the idea that sales will be made at a fixed price or within a fixed price range until listing, at which time sales can be made at market or privately negotiated prices.

•	Please eliminate the fourth paragraph on the Prospectus Cover Page.

RESPONSE: (a)   In response to this comment the Company has included the following disclosure on the Prospectus Cover Page “The selling stockholders will sell at a price of between $7.00 and $8.00 per share until our shares of common stock are quoted on either the New York Stock Exchange or the Nasdaq Market, and thereafter at prevailing market prices or privately negotiated prices.”

(b)    The Company has disclosed in the Plan of Distribution beginning on page 145 of the S-1/A that it used a $7.00 and $8.00 per share price range because that is the range that its common stock currently trades on the Portal System.

(c)    The Company has revised the S-1/A, including page 145 of the Plan of Distribution section, so that all disclosure is consistent with the idea that sales will be made within a fixed price range until listing, at which time sales can be made at market or privately negotiated prices.

(d)    In response to this comment the Company has deleted the fourth paragraph on the Prospectus Cover Page.

Summary, page 1

3.
Your Summary section contains much more detail than is necessary. We also note that much of the information in the Summary is repeated verbatim in the Business section of your document. Please revise to provide a substantially shorter summary of the information that is contained in the Business section, rather than repeating entire paragraphs of your document in the Summary. Also, please consider whether the “Our Competitive Strengths and Growth Strategy” discussion is necessary for the Summary.

RESPONSE: The Company has revised the Summary section to provide a substantially shorter summary of the information that is contained in the Business section. The Company has also deleted the “Our Competitive Strengths and Growth Strategy” discussion.

4.	Please explain what “acquisitions of renewal rights” means, and define “specialty risk.”

RESPONSE: The Company has added additional disclosure in the second paragraph on page 4 of the S-1/A explaining that “acquisitions of renewal rights” means the acquisition of the right to offer, quote and/or submit insurance policies which have been issued or placed, as the case may be, by the seller and the sellers' distribution channels without acquiring in-force insurance liabilities. The Company has also added an additional disclosure in the second bullet point on page 1 of the S-1/A explaining that “specialty risk” means extended warranty coverage for consumer and commercial goods and custom designed coverages offered in connection with the sale of consumer and commercial goods.

5.	Please briefly discuss the factors that have contributed to your growth since 2002.

RESPONSE: The Company has included disclosure on pages 4 and 5 of the S-1/A that discuss the factors that have contributed to the Company's growth since 2002.

6.	Please state the percentage of your revenue attributable to each of your five insurance company subsidiaries, and briefly state which business segment each operates in.

RESPONSE: The Company has added additional disclosure in the fourth paragraph on page 1 and the first paragraph on page 2 of the S-1/A that sets forth the percentage of the Company’s revenue attributable to each of its five insurance company subsidiaries and the business segment that each of its five insurance subsidiaries operate.

Risk Factors

Our loss reserves are based on estimates and may be inadequate. . ., page 15

7.	Please customize the disclosure and illustrate the risk by disclosing the amount of any material historical adjustments.

RESPONSE: The Company has revised the above-mentioned risk factor beginning on page 11 of the S-1/A to customize the disclosure and illustrate the risk by disclosing the amount of the historical adjustment in 2004.

A downgrade in the A.M. Best rating of our insurance subsidiaries…, page 16

8.	Please disclose the number of ratings A.M. Best has, and state where an A-ranks.

RESPONSE: The Company has revised the above-mentioned risk factor beginning on page 12 of the S-1/A to disclose that A.M. Best has 16 rating levels and that an A- rating ranks fourth.

Regulations may challenge our use of fronting arrangements…, page 19

9.	Please state your revenue attributable to fronting arrangements for the past two years. Also, state whether any state has proposed legislation or regulations to prohibit fronting arrangements.

RESPONSE: The Company has revised the above-mentioned risk factor beginning on page 15 of the S-1/A to set forth the revenue attributable to fronting arrangements for the past two years and adding two additional paragraphs that discuss certain state regulations that prohibit fronting arrangements.

Our inability to register the “AMTRUST’ service mark …, page 20

10.	Please discuss in this risk factor the letter you received from counsel for Ohio Savings Bank on October 24, 2005, which it discussed on pages 102-103.

RESPONSE: The Company has revised the above-referenced risk factor beginning on page 16 of the S-1/A to discuss the letter the Company received from counsel for Ohio Savings Bank on October 24, 2005.

Because we are subject to extensive state, federal, Irish and Bermudan… page 24

11.
As currently worded, this risk factor appears to be a general overview of the laws to which you are subject in the various jurisdictions in which you operate. Please revise the risk factor so that it discusses only the laws that you believe create a material risk to investors, for example because they are especially difficult to comply with or because you are aware that they are in the process of being changed in a way that will materially affect your company. In revising the risk factor, it wilt likely be appropriate to divide it up so that each individual risk factor focuses on a specific risk.

RESPONSE: The Company duly notes and acknowledges this comment. The above mentioned risk factor provides a general overview of laws applicable to the Company. The Company is not aware of any laws applicable to it that create a material risk to investors. Therefore, the Company has deleted this risk factor.

If we were unable to realize our investment objectives…, page 26

12.	Please discuss the material effects, if any, of rising interest rates during the past several years on your investment results.

RESPONSE: The Company duly notes and acknowledges this comment. The Company advises the Staff of the Commission that there have been no material effects on the Company as a result of the increase in interest rates over the past several years because the cash flow of the Company has also increased over the past several years.

Our operating results may be adversely affected by currency fluctuations, page 27

13.	Please quantify any material historical effects of currency fluctuations on your operating results and liquidity.

RESPONSE: The Company duly notes and acknowledges this comment. There has been no material effect on the Company’s result from continuing operations or liquidity as the result currency fluctuation. The Company did recognize a $21.7 million currency gain from discontinued operations in 2005. The gain was generated as a result of the liquidation of the real estate assets that comprised the discontinued operations. At the time that subsidiary and its associated real estate portfolio was contributed to the Company, the New Zealand dollar had an approximately valuation against the US dollar of .52 to 1 while at the time of liquidation it had an approximate valuation of .71 to 1.

Our business is dependent on the efforts of our executive officers…, page 27

14.	Please identify the “skilled underwriters and other skilled employees” who you believe maybe difficult to replace.

RESPONSE: The Company’s business is materially dependent only on its executive officers. The loss of any of the Company’s underwriters or other employees would not have a material effect on the Company. As a result the Company has renamed the risk factor on page 22 of the S-1/A as follows: “Our business is dependent on the efforts of our executive officers” and deleted the sentence that provided that the Company’s business was dependent on skilled underwriters and other skilled employees.

15.	Please state whether you have written employment contracts with any of the individuals mentioned in this risk factor.

RESPONSE.. The Company has employment agreements with several underwriters and other employees. However, as disclosed in the Company’s previous response, the Company’s business is only dependent upon the continued employment of Barry Zyskind, Ronald Pipoly, Michael Saxon, Christopher Longo, Max Caviet and Stephen Ungar. The Company has employment agreements with each of its executive officers except Stephen Ungar, its secretary and general counsel.

AmTrust is an insurance holding company…, page 27

16.	Please disclose the amount of subsidiary funds currently unrestricted that could be upstreamed to the holding company.

RESPONSE: The Company has revised the above-referenced risk factor on page 22 of the S-1/A to disclose that the amount of subsidiary funds currently unrestricted and that could be upstreamed to the holding company is $23.8 million.

AII may become subject to taxes in Bermuda after March 28, 2016, page 29

17.	Please file as an exhibit the document referenced in this risk factor from the Bermuda Minister of Finance.

RESPONSE; The document referenced in the above-referenced risk factor from the Bermuda Minister of Finance has been included as part of the Form S-1/A as Exhibit 10.14.

Our principal stockholders will still have the ability…, page 31

18.	Please identify the shareholders with whom you have entered into transactions, as discussed in the second paragraph of this risk factor.

RESPONSE: The Company has revised the above-reference risk factor on page 26 of the S-1/A to indicate that the Company has entered into transactions with entities affilitated with George Karfunkel and Michael Karfunkel.

Future sales of our common stock may affect the value of our common stock…, page 31

19.	Please state the number of shares subject to restrictions or lock-up agreements, and state when the restrictions or lock-up agreements expire

RESPONSE. The Company has revised its disclosure on page 27 of the S-1/A to state that 34,375,000 shares are subject to restrictions or lock-up agreements and to disclose when the restrictions or lock-up agreements expire.

Applicable insurance laws may make it difficult to effect a change…, page 32

20.	Please revise the risk factor and risk factor heading to clarify the risk to investors that is presented by difficulties in effecting a change of control.

RESPONSE: The Company has revised the above-referenced risk factor and risk factor heading on page 27 of the S-1/A to clarify the risk to investors that is presented by the difficulties in effecting a change of control.

We may be unable to pay dividends on our common stock. page33

21.	Please state the amount of funds your subsidiaries currently have available to pay dividends to your company.

RESPONSE: The Company has revised the above-referenced risk factor on page 28 of the S-1/A to disclose that the Company’s subsidiaries currently have $23.8 million available to pay dividends to the Company.

Being a public company will increase our expenses and administrative burden. page 33

22.
As currently worded, this risk factor could apply to any issuer or offering. Please revise the risk factor so that it describes your situation specifically. Similarly revise “We will be exposed to risks relating to evaluations of our internal controls over financial reporting. . .” on page 34.

RESPONSE: In response to this comment the Company has deleted the two above-referenced risk factors. The risks set forth in the two above-referenced risk factors are risks that apply to the Company. However, they are also risks that apply to all private companies. Therefore, in light of Item 503 of Regulation S-K, the Company deleted the two above-referenced risk factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

23.
In the second paragraph of this discussion you refer to “annual gross premiums written.” It seems that a disproportionate amount of premiums written occur in the first quarter which often times is related to the fact that this is when most policies renew. Please clarify in your discussion if this had any impact of these disproportionate amounts, and if not, explain what did cause them.

RESPONSE: The Company generally does not generate a disproportionate amount of gross premiums written in the first quarter. In 2005, the Company wrote a disproportionate percentage of business in the first quarter as a result of the inception of the Associated transaction and the assumption of premiums pursuant to a loss portfolio transfer in the Company’s specialty risk and extended warranty segment. The Company does not anticipate that gross premiums written in the first quarter will be disproportionate in future years. The Company revised the fourth paragraph on page 35 and the third paragraph on page 63 of the S-1/A to disclose the reason for the disproportionate amount of the 2005 gross premiums written in the first quarter.

Critical Accounting Policies, page 46

24.
Your disclosure of critical accounting estimates could be improved to provide investors with a fuller understanding of the uncertainties in applying such estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please revise your disclosures to include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, please disclose the uncertainties in applying these accounting policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Refer to Section V of Financial Reporting Release 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE: The Company has revised its disclosure related to loss reserving on page 40 of the S-/A. The Company believes that all other critical accounting policies involving the use of estimates are appropriate.

Results of Operations, page 50

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 50

25.
Please quantify the factors cited as reasons for the increase/decrease in premiums between periods For example, in your discussion of net premiums earned, consider disclosing the change in number of policies in force, or the increase in premium rates to provide additional insight into the cause of the increase. This comment applies for all periods where premiums are discussed in MD&A.

RESPONSE. The Company has revised its disclosures on pages 44, 47 and 50 of the S-1/A to quantify the factors cited as reasons for the increase/decrease in premiums between periods.

26.
Similar to the comment above please revise your discussion of the significant change in the loss ratio to discuss the reasons for the “revised actuarially projected ultimate losses.” Provide a more detailed discussion of about what caused these changes in estimates and the loss years to which they relate. Lastly, please review your entire Results of Operations discussion and ensure that you have thoroughly explained and quantified the effect of each income statement line item, in which you have identified multiple factors as being the cause of the increase (decrease) in comparing the periods presented.

RESPONSE: The Company has revised its disclosure in response to this comment on page 46 of the S-1/A.

Liquidity and Capital Resources, page 58

27.	Please discuss in this section the indentures filed as exhibits 4.2 and 4.3. Include the lender, principal amount, interest rate, maturity date, and any other material terms.

RESPONSE: The Company has revised its disclosure in the fourth paragraph on page 55 of the S-1/A to add additional disclosure relating to the two indentures filed as exhibits 4.2 and 4.3 to the S-1.

28.	Please file as an exhibit the General Agency Agreement.

RESPONSE: The General Agency Agreement, dated as of July 1, 2002, among Technology Insurance Company, Inc. and Rochdale Insurance Company and AmTrust North America, Inc. has been included as part of the Form S-1/A as Exhibit 10.15.

29.
Please revise your discussion to address the potential accounting impact that your decision to classify a significant portion of your fixed maturity securities as held to maturity will have on your operations.

RESPONSE: The Company has revised its disclosure beginning on page 61 to address the potential accounting impact that its decision to classify a significant portion of its fixed maturity securities as held to maturity will have on the Company’s operations.

30.	For each of the ratings included in the tables on pages 60, 63, 85, and 98, please state the number of ratings the rating agency has and where the ratings in the tables rank.

RESPONSE: The Company has revised its disclosure on pages 54, 57, 80 and 93 in response to this comment.

Quantitative and Qualitative Disclosures About Market Risk, page 66

31.	We note you select reinsurers with an A.M. Best rating of “A-”. Please revise this statement as appropriate to account for the fact that the table on page 60 shows a reinsurer with a rating of “B++.”

RESPONSE: The Company has revised its disclosure beginning on page 60 of the S-1/A to indicate that the Company selects reinsurers which have an A.M. Best rating of “A-” (Excellent) or better at the time it enters into the agreement with the reinsurer.

32.
Please revise this discussion to include a quantified discussion in one of the prescribed formats related to this risk. This also applies to your discussion in the next section for “Equity Price Risk.”

RESPONSE: The Company has revised its disclosure beginning on page 61 of the S-1/A to include a quantified discussion related to market risk and “Equity Price Risk.”

Business

Certain Acquisitions, page 76

33.	Please file as exhibits the agreements underlying the WIC Acquisition, Muirfield Renewal Rights Acquisition, and Alea Renewal Rights Acquisition.

RESPONSE: The Stock Purchase Agreement, dated March 9, 2006, between Household Insurance Group Holding Company and the Company has been included as part of the Form S-1/A as Exhibit 10.16, the Renewal Rights and Asset Purchase Agreement, dated as of November 21, 2005, by and among the Company and Alea North America Company and Alea North America Insurance Company has been included as part of the Form S-1/A as Exhibit 10.17 and the Renewal Rights and Asset Purchase Agreement, dated as of May 9, 2006, between Muirfield Underwriters, Ltd. and AmTrust North America, Inc. has been included as part of the Form S-1/A as Exhibit 10.18. The Company has requested confidential treatment for portions of the agreements relating to the Alea Renewal Rights Acquisition and the Muirfield Renewal Rights Acquisition.

Intercompany Reinsurance, page 85

34.
Since the table on page 86 discloses that RIC assumes 10% of TIC risk, please clarify why there is a second line within the “Assumes field stating “N/A.” Also, clarify why WIC’s “Assumes” field contains two instances of “N/A” rather than just one. For example, are there two topics that are intended to be covered within the “Assumes” field? If so, please disclose what they are.

RESPONSE: In response to this comment, the Company has revised the table beginning on page 81 of the S-1/A.

Loss Reserves, page 91

35.
We believe your disclosure here and in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

(a)	In addition to your disclosure in the table on page 94 please disclose the amount of the gross reserve for loss and loss adjustment expense for each year presented by line of business.

(b)
We are aware that there are different methodologies for the short-tail vs. long- tail business. In addition to your current discussion of the methodologies used to determine your reserves for these lines of business, please disclose the following;

1.
Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

2.	Please describe the nature and frequency of your procedures for determining management’s best estimate of loss reserves on both an annual and interim reporting basis.

(c)
Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption- setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

(d)	It appears that you have revised your estimate of loss reserves recorded in prior years. Please provide the following to explain the reasons for your change in estimate in your reserves;

1.
Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier p was not required.

(e)	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

2.
Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in (1) above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

(f)
In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. To the extent possible, this discussion should link into the range discussion provided in the table on page 94.

RESPONSE  (a) The Company has revised its disclosure on page 90 of the S-1/A to disclose the amount of the gross reserve for loss and loss adjustment expense.

(b) The Company has revised its disclosure on page 88 of the S-1/A to disclose the Company’s process for calculating the IBNR reserve and to describe the nature and frequency of the Company’s procedures for determining management’s best estimate of loss reserves on both an annual and interim reporting basis.

(c) The Company addresses uncertainty in ultimate loss development by recording its ultimate loss and loss adjustment expense exposure at the higher end of the actuarial determined ranges. For example, at March 31, 2006 the actuarial range for the Company’s workers’ compensation loss and loss adjustment expense reserves (excluding business assumed from the NCCI National Pool) was $113.8 million to $141.8 million. The Company recorded reserves in the amount of $133.8 million.

(d) The Company has revised its disclosure on page 89 of the S-1/A to explain the reasons for the Company’s change in estimate in its reserves.

(e) The Company has revised its disclosure on page 88 of the S-1/A to identify and describe certain assumptions that may materially affect its reserves for loss and loss adjustment expenses.  The Company has not made any adjustments to such assumptions.

(f) The Company has not made changes to any key assumptions, such as frequency of claims, severity of claims and claim closure rates, utilized in connection with its establishment of its reserves.  The Company relies on both its and industry wide loss development factors to establish its reserves.  In the event of a change in the loss development factors, the Company would seek to determine the cause of those changes.  Factors such as inflation and changes in benefit levels could impact the Company’s financial results.  However, the Company is not aware of any reasonably likely changes in such factors or in any key assumptions regarding its business that it can quantify for investors.

Reconciliation of Loss and Loss Adjustment Expense Reserves. page 95

36.	Please revise your presentation to include the information for the year ended December 31, 2003. Refer to Guide 6(2)(B)(1).

RESPONSE: The Company has revised its presentation on page 90 of the S-1/A to include the information for the year ended December 31, 2003 as provided in Guide 6(2)(B)(1).

Loss Development, page 95

Analysis of Loss and Loss Adjustment Expense Reserve Development, page 96

37.
Please explain to us why the adjustments to the prior year reserves disclosed in this table do not agree with the amounts included in your reconciliation of these reserves on page 95. For instance the redundancy of $1,050 disclosed in 2004 differs from the $962 disclosed in that table.

RESPONSE: The Company has revised its disclosure on page 91 of the S-1/A so that the adjustments to the prior year reserves agree with the amounts included in the Company’s reconciliation of these reserves.

Management, page 117

38.
Please state the dates when Mr. Gulkowitz began working at Brookville Capital and the dates he worked for Bankers Trust. Ensure that you have provided each of the positions he has held during the past five years.

RESPONSE: The Company has revised its disclosure on page 113 of the S-1/A to provide that Mr. Gulkowitz worked at Bankers Trust/Deutsche Bank from 1978 through 2002 and has worked at Brookville Capital since 2002.

Certain Relationship Related Transactions. page 127

39.	Please state what rights or other consideration New Gulf Holdings received in exchange for agreeing to be paid a reduced dividend.

RESPONSE: The Company has revised its disclosure on page 122 of the S-1/A to disclose that New Gulf Holdings did not receive any additional rights or other consideration for agreeing to be paid a reduced dividend.

40.	Please file as exhibits the agreements underlying the transactions with AST, 59 Maiden Lane Associates, and Diversified Construction Management.

RESPONSE: The Lease dated June 28, 2002 between 59 Maiden Lane Associates, LLC and the Company has been included as part of the Form S-1/A as Exhibit 10.19, the First Lease Modification Agreement, dated as of February 1, 2005, by and between 59 Maiden Lane Associates, LLC and the Company has been included as part of the Form S-1/A as Exhibit 10.20 and the Form of Letter Agreement, between the Company and Diversified Construction Management, LLC has been included as part of the Form S-1/A as Exhibit 10.21.

Selling Stockholders, page 131

41.
We note in the fourth paragraph that one of the selling stockholders is a broker- dealer. Although you include the “#” footnote to identify broker-dealer affiliates, it does not appear you have identified the broker-dealer. Please identify the broker-dea1er and state it is an underwriter.

RESPONSE. The Company has revised its disclosure on page 126 of the S-1/A to indicate that none of the selling stockholders is a broker-dealer.

42.
It does not appear that your Selling Stockholders table accounts for all of the shares being registered for resale. Please either revise the table to include all shares, or state that you will update the table after effectiveness with a post- effective amendment. Since you are not currently subject to the reporting requirements, you are not eligible for Form S-3, so rule 430B(b) does not appear to allow you to update the Selling Stockholders table with a prospectus supplement.

RESPONSE: We have revised the Selling Stockholder table beginning on page 127 of the S-1/A to account for all of the shares that are being registered for resale.

Consolidated Financial Statements — December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-3

43.	Please revise your financial statements to include the audit opinion relied upon by Berenson that is referenced in the initial paragraph of their opinion related to the financial statements of APL.

RESPONSE: Berenson, as a result of its performance of additional audit procedures with respect to the financial statements of AmTrust Pacific Limited, has issued a revised audit opinion in which it does not reference reliance on another auditor’s report.

Consolidated Balance Sheets, page F-4

44.	Please revise your presentation to disclose the alternate valuation from the carrying amount of each class of investment. Refer to Note I of Item 7-03(a)(l) of Regulation S-X.

RESPONSE: The Company has revised its presentation beginning on pages F-4 and F-46 of the S-1/A to disclose the alternate valuation from the carrying amount of each class of investment pursuant to Note I of Item 7-03(a)(l) of Regulation S-X.

45.	Please explain to us what the “Funds held under reinsurance treaties” line item represents and your accounting policy related to these amounts.

RESPONSE: Funds held under reinsurance treaties represent funds that are deposited by or withheld from companies that reinsure portions of the Company’s insured risks. These funds are held as collateral to ensure the future collection of recoveries that may be due from a reinsurer. These funds are held in accordance with underlying reinsurance treaties.

Consolidated Statements of Cash Flows, page F-7

46.	Please explain to us why you included “Advance to/from affiliates” within your investing activities.

RESPONSE: Advances to/from affiliates are included in investing activities because the balances represented amounts payable pursuant to interest bearing demand notes issued by an entity which was affiliated with the Company by common ownership, but was not part of the consolidated group. All affiliate demand notes were paid in 2005.

Notes to the Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

(f) Premiums, page F-10

47.
Your discussions here and on page 94 in the second paragraph under “Specialty Risk and Extended Warranty” seem to indicate that the unearned premium balances contain a significant estimate. Please clarify for us and in your disclosure what exactly this estimate represents and the factors that actually impact this estimate including what the “(p]remium adjustments on contracts” represent.

RESPONSE: The Company has revised its disclosure on page F-10 of the S-1/A to clarify what the estimate in unearned premium balances represents, the factors that impact the estimate and the reasons fort the “[p]remium adjustments on contracts.”

(h) Investments, page F-l0

48.
Please revise your presentation of your proportionate share of the equity income in the limited partnerships that you include in “Net investment income” to include it outside of revenues but before “Income from continuing operations.” Refer to Item 7-04(11) of Regulation S-X.

RESPONSE: The Company respectfully submits that no revision to the disclosure is necessary because the Company's share of the earnings from its partnership interest was immaterial to the financial statements. Hence, no income was recorded.

(j) Policy Acquisition Costs, page F-12

49.	Please explain to us why your amortization of deferred acquisition costs decreased in the current period when both premiums and deferred acquisition costs increased.

RESPONSE: The amortization of deferred acquisition costs did not decrease in the current period.  The disclosure which was identified as amortization of deferred acquisition costs actually showed the change in net deferred acquisition costs.  The Company has revised its disclosure on page F-12 of the S-1/A to disclose the amortization for deferred acquisition costs for 2003, 2004 and 2005 and to properly identify the disclosure of the change in net deferred acquisition costs for the same periods.

(l) Assessments, page F-13

50.	Please provide a better discussion of the actual accounting policy used to calculate these reserves. Refer to paragraph 20 of SOP 97-3.

RESPONSE: The Company has provided additional disclosure on page F-13 to further describe the actual accounting policy used to calculate these reserves pursuant to paragraph 20 of SOP 97-3.

(m) Earnings Per Share, page F-13

51.
Please revise your presentation to clearly indicate that the diluted EPS information in the table at the top of page F-14 is pro forma. In addition, for the 2003 period where the effect is antidilutive, clearly indicate that, because of the antidilutive effect, basic and pro forma diluted are equal.

RESPONSE: The Company has revised its presentation on page F-13 to clearly indicate that the diluted EPS information in the table at the top is pro forma. In addition, for the 2003 period there were no antidilutive effects.

3. Investments, page F-16

(b) Held-to-Maturity Securities, page F-16

52.
We note that you had “[p]roceeds from sale of investments in held-to-maturity securities” in all periods presented. Please explain to us how these sales did not affect you ability to c1assify these securities as held-to-maturity.

RESPONSE: The Company has revised its disclosure on pages F-16 and F-17 to the S-1/A to adjust the proceeds from sale of investments in held-to-maturity securities during the years ended December 31, 2005, 2004 and 2003. The sales did not affect the Company’s ability to classify these securities as held to maturity because the sales were the result of certain securities being called by the issuers and the receipt of monthly principal and interest payments on certain FNMA and GNMA securities which are held to maturity.

4. Intangible Assets, page F-20

53.	We have reviewed your disclosure with respect to intangible assets and have the following comments:

(a)
We note that the acquisition of the Princeton Agency acquisition resulted in the allocation of the entire purchase price to goodwill. Please clarify what was acquired in this transaction, and disclose the factors that contributed to that recognition, as required by paragraph 51(b) of SPAS 141.

(b)
Please explain to us how you arrived at the amortization period of forty years for the renewal rights given that these assets would generally appear to have a much shorter life given the fact that most policies will be renewed within one year.

RESPONSE: (a)    The Company has revised its disclosure beginning on page F-20 of the S-1/A in order to reclassify the goodwill amount to intangibles.

(b)    The Company believes that the forty year amortization period for renewal rights is appropriate.  The acquisition of renewal rights included the acquisition of the seller’s distribution channels.  For example, in connection with our acquisition of Princeton’s renewal rights, the Company acquired access to a network of over 8,000 brokers and agents.  The business generated through the acquired distribution channels has increased each year and it is anticipated that it should continue to increase in the ordinary course of business.

In addition, the Covenant transaction afforded the Company the opportunity to retain an experienced claims staff and assume claims administration from third party administrators.  This also has provided the Company with an on-going intangible benefit.

7. Liability for Unpaid Loss and LAE, page F-22

54.	Please revise this table to include the information for the year ended December 31, 2003. Refer to paragraph 10 of SOP 94-5.

RESPONSE: The Company has revised the table on page F-22 of the S-1/A to include the information for the year ended December 31, 2003 as provided in paragraph 10 of SOP 94-5.

55.
Please revise your disclosure here to clarify the specific reasons for the “unfavorable loss development,” and clarify the, loss years to which they relate. “This also applies to your disclosure on page F-53. Further, please clarify what periods the unfavorable loss development is attributable to.

RESPONSE: The Company has revised is disclosure on page F-23 of the S-1/A to clarify the specific reasons for the “unfavorable loss development” and the loss years to which they relate. The Company also has clarified the periods in which the unfavorable loss development is attributable.

13. Discontinued Operations, page F-28

56.	Please explain to us what resulted in the significant amount of “Foreign currency gain from discontinued operations” discussed here and reported in your income statement.

RESPONSE: The Company recognized a $21.7 million currency gain from discontinued operations in 2005. The gain was generated as the result of the liquidation of the real estate assets that comprised the discontinued operations. At the time that the subsidiary and its associated real estate portfolio were contributed to the Company, the New Zealand dollar had an approximate valuation against the U.S. dollar of .52 to 1 and at the time of liquidation it had an approximate valuation of .71 to 1.

21. Segment Reporting, page F-33

57.
Your current presentation of the discontinued operations appears to include amounts from these operations in all segments Please explain to us how this presentation of the Commercial Real Estate segment apparently within the other reported segments to arrive at “Net income.” Also revise your presentation to include a discussion of what is included in the “Other” segment.

RESPONSE: The commercial real estate income was allocated to the small business workers’ compensation and specialty risk and extended warranty segments based on premium distribution by segment. The allocation was based on premiums written because an insurance company must maintain a sufficient surplus to support the amount of premiums written. Both the foreign currency gain as well as the loss from discontinued operations were allocated in this manner. The Company has revised its presentation on page F-33 of the S-1/A presentation to include a discussion of what is included in the “Other” segment.

23. Fair Value Information, page F-35

58.
Please tell us and disclose how management estimates fair value of investments for which no quoted market value is readily available. Also include the amounts for which management had to make these estimates.

RESPONSE: As of December 31, 2005 and March 31, 2006 the Company did not hold any securities in its investment portfolio that did not have its quoted market value readily available.

Consolidated Financial Statements — March 31, 2006

Notes to Unaudited Condensed Consolidated Financial Statement, page F-50

59.	Please revise your interim discussion to include the segment information for the interim period. Refer to paragraph 33 of SFAS 131.

RESPONSE: The Company has revised its interim discussion beginning on page F-60 of the S-1/A to include the segment information for the interim period pursuant to paragraph 33 of SFAS 131.

3. Investments, page F-51

(b) Held-to-Maturity Securities, page F-51

60.
In the last table on page F-52 you have a heading that says “Remaining Time to Maturity.” Please clarify for us what this is intended to mean and how it affects the information provided in this table. This comment also applies to the similar heading in the table on page 99.

RESPONSE: In response to this comment, the Company has deleted the heading “Remaining Time to Maturity” on page F-52 of the S-1/A.

6. Share Based Compensation, page F-54

61.
Your schedule here shows that you granted approximately 1.2 million options in the first quarter of 2006. However, your disclosure on page F-56 states that you did not award any options during 2006. Please reconcile these statements. In addition, explain to us the following related to certain assumptions used in these calculations:

•	Clarify for us how the exercise price relates to the issuance price of the shares issued in this offering.

•	Provide to us a detailed schedule that includes the sale amount of fair value assumed each issuance of common shares or stock options or conversion into common shares since January 1, 2005.

•	Explain to us how you determined the “actual historical changes in market value” used in the volatility calculation given that a public market for your common shares did not appear exist.

•
Explain how the statement made under “Expected Lives” on page F-57 that “[o]ptions granted have a maximum term of five years” relates to your assumption “Weighted average expected lives in years” of 5.75 years disclosed in the table on page F-56 and your weighted average remaining contractual term of 5.7 years discussed in the last paragraph of page F-57.

RESPONSE: The Company has revised its disclosure on page F-56 of the S-1/A to indicate that it granted options to purchase approximately 1.2 million shares in the first quarter of 2006.

(a)    The exercise price of the options relates to the issuance price of the shares which are the subject of this registration statement because the exercise price of the options was based on the price at which the Company sold the shares in the February private placement.

(b)    After a discussion with the Staff, the Company respectfully submits that a detailed schedule is not appropriate in connection with the comment in the second bullet point above.

(c)    The Company has revised its disclosure on page F-56 of the S-1/A to explain how the Company determined the “actual historical changes in market value” used in the volatility calculation.

(d)    The Company has revised its disclosure on page F-57 of the S-1/A to indicate options granted have a maximum term of 10 years.

At your request, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the Henry Rothman at (212) 704-6179 or the undersigned at (212) 704-6030 if you have any questions or comments regarding the foregoing responses.

Sincerely, /s/ Joseph Walsh, Esq. Joseph Walsh, Esq.

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